POINTS INTERNATIONAL LTD.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 12, 2021

Report on Voting Results

Following the Annual General Meeting of Shareholders of Points International Ltd. (the "Company") held on May 12, 2021 (the "Meeting") the following voting results were obtained at the Meeting:

Items Voted Upon	Voting Result
1. Election of Directors.

Number of Shares For
Number of Shares Withheld
David Adams
7,615,600
1,097,913
Christopher Barnard
8,128,533
584,980
Michael Beckerman
7,517,054
1,196,459
Bruce Croxon
7,513,054
1,200,459
Robert MacLean
8,392,701
320,812
Jane Skoblo
8,708,691
4,822
John Thompson
7,024,390
1,689,123
Leontine van Leeuwen-Atkins
8,704,170
9,343

2. Reappointment of KPMG LLP as Auditors of the Company.	Number of Shares For Number of Shares Withheld 9,717,307 105,307

All resolutions put to the Meeting were passed.

(s) Domenic Di Sisto
Domenic Di Sisto
Vice President & General Counsel
Points International Ltd.